Microsoft Word 10.0.4219;T. ROWE PRICE INTERNATIONAL FUNDS, INC.

         T. Rowe Price Emerging Markets Stock Fund T. Rowe Price Emerging Europe & Mediterranean Fund T. Rowe Price Latin America Fund T. Rowe Price New Asia Fund

The funds can now invest up to 10% of their assets in below-investment-grade ("junk") bonds. The following operating policy was added to the prospectus:

Operating policy: The Emerging Europe & Mediterranean, Emerging Markets Stock, Latin America, and New Asia Funds may each invest 10% in below- investment-grade bonds.

T. Rowe Price Emerging Markets Stock Fund T. Rowe Price Emerging Europe & Mediterranean Fund T. Rowe Price European Stock Fund T. Rowe Price Latin America Fund T. Rowe Price New Asia Fund T. Rowe Price Japan Fund

Added statement that the funds will generally rely on the designations set forth in the Morgan Stanley Classification Index to determine the location of a company.